Exhibit (11)

March 2, 2017

Putnam Global Natural Resources Fund
One Post Office Square
Boston, Massachusetts 02109

Ladies and Gentlemen:

We have acted as counsel to Putnam Global Natural Resources Fund (“Global Natural Resources Fund”) in connection with the Registration Statement of Global Natural Resources Fund on Form N-14 (the “Registration Statement”), under the Securities Act of 1933, as amended, relating to the proposed combination of Global Natural Resources Fund with Putnam Global Energy Fund (“Global Energy Fund”), a series of Putnam Funds Trust (the “Trust”), and the issuance of shares of Global Natural Resources Fund in connection therewith (the “Shares”), all in accordance with the terms of the Agreement and Plan of Reorganization between Global Natural Resources Fund and the Trust, on behalf of its Global Energy Fund series (the “Agreement”).

We have examined Global Natural Resources Fund’s Amended and Restated Agreement and Declaration of Trust on file in the office of the Secretary of The Commonwealth of Massachusetts (the “Agreement and Declaration of Trust”), as well as Global Natural Resources Fund’s Amended and Restated Bylaws, as amended, and are familiar with the actions taken by the Trustees in connection with the issuance and sale of the Shares. We have also examined such other documents and records as we have deemed necessary for the purposes of this opinion.

Based upon the foregoing, we are of the opinion that:

1. Global Natural Resources Fund is a duly established and validly existing unincorporated voluntary association with transferable shares of beneficial interest under the laws of The Commonwealth of Massachusetts and is authorized to issue an unlimited number of its shares of beneficial interest.

2. The Shares have been duly authorized and, when issued in accordance with the Agreement, will be validly issued, fully paid, and nonassessable by Global Natural Resources Fund.

The foregoing opinions are limited to matters arising under the laws of The Commonwealth of Massachusetts.

Global Natural Resources Fund is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for Global Natural Resources Fund’s obligations. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of Global Natural

Resources Fund and requires that notice of such disclaimer be given in each note, bond, contract, instrument, certificate, or undertaking entered into or executed by Global Natural Resources Fund or the Trustees. The Agreement and Declaration of Trust provides for indemnification out of the property of Global Natural Resources Fund for all loss and expense of any shareholder held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which Global Natural Resources Fund itself would be unable to meet its obligations.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to Ropes & Gray LLP in the statement of additional information constituting a part thereof.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP